U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER 0-25123
(Check One):	CUSIP NUMBER 69333Y

[X] Form 10-K and Form 10-KSB	[ ] Form 20-F	[ ] Form 11-K

[ ] Form 10-Q and Form 10-QSB	[ ] Form N-SAR

For Period Ended: December 28, 2003
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing From. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information

Full Name of Registrant: Former Name if Applicable:	P.F. Chang’s China Bistro, Inc.
Address of Principal Executive Office:	15210 N. Scottsdale Road, Suite 300 Scottsdale, AZ 85254

Part II — Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

     State below in reasonable detail the reason why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

     After consultation with the Securities and Exchange Commission, it has been determined that the Company will restate its financial results for prior years, including the most recent fiscal year ended December 28, 2003, to reflect a change in accounting for its market, operating and culinary partnership program. The Company is in the process of assembling and reviewing the accounting information required by the restatement and was unable to timely file its Annual Report on Form 10-K on March 12, 2004, the required filing date, without unreasonable effort or expense.

Part IV — Other Information

          (1) Name and telephone number of person to contact in regard to this notification:

Kristina K. Cashman Chief Financial Officer and Secretary	(602) 957-8986

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [   ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [   ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Signature

P.F. CHANG’S CHINA BISTRO, INC.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 15, 2004	By:	/s/ KRISTINA K. CASHMAN

Kristina K. Cashman, Chief Financial Officer and Secretary

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Part IV Section (3)
Explanation of Changes in Results of Operations

     The Company is planning to restate its prior year financial statements to reflect a portion of the Company’s partnership program under a compensation accounting model. The Company will now (i) reclassify a portion of its minority interest expense to compensation expense (ii) record an expense for the difference between a partner’s cash capital contribution and the imputed fair value of that interest and (iii) write off all intangible balances currently capitalized on a retrospective basis to reflect the fact that the Company has had the option to repurchase its partners’ interests at their capital account balance rather than at fair value.

     As a result of the proposed restatement of the Company’s financial statements, the Company’s earnings per share for the years 2003, 2002, and 2001 are $0.97, $0.68, and $0.55, respectively, as compared to $1.06, $0.81, and $0.61, respectively, as previously reported in the Company’s period reports and earnings releases.

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